UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

DS HEALTHCARE GROUP, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

23336Q109
(CUSIP Number)
Fernando Tamez Gutierrez
1040 Biscayne Blvd., Unit 1501 Miami, FL 33132 (786) 856-8377
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 15, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1 NAME OF REPORTING PERSONS Fernando Tamez Gutierrez
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3 SEC USE ONLY
4 SOURCE OF FUNDS (see instructions) OO, PF
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6 CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 2,366,515
8 SHARED VOTING POWER None
9 SOLE DISPOSITIVE POWER 2,366,515
10 SHARED DISPOSITIVE POWER None
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,366,515
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14 TYPE OF REPORTING PERSON (see instructions) IN

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Item 1. Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the shares of common stock, par value $0.001 per share (the “Shares”), of DS Healthcare Group, Inc., a Florida corporation (the “Issuer”). The Issuer’s principal offices are located 5379 Lyons Road, Coconut Creek, FL 33073.

Item 2. Identity and Background

(a)-(c), (f)

This Schedule 13D is being filed on behalf of Fernando Tamez Gutierrez (the “Reporting Person”). The address of the Reporting Person is 1040 Biscayne Blvd., Unit 1501, Miami, FL 33132. The Reporting Person is the President of the Issuer’s Mexican subsidiary, Divine Skin Laboratories, S.A. D.E. C.V. (“DS Mexico”). The Reporting Person was the Chief Operations Officer of the Issuer until his resignation on November 16, 2017. The Reporting Person is a citizen of Mexico.

(d)-(e)

During the last five years, the Reporting Person has not (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Person acquired 450,000 Shares in connection with the sale of 100% of the outstanding capital stock of DS Mexico pursuant to a Share Exchange Agreement by and among the Issuer, DS Mexico and the Reporting Person dated October 31, 2012 (the “Share Exchange Agreement”). The Reporting Person acquired 1,900,000 Shares from the Issuer on November 15, 2017 for consideration of $190,000.00 ($0.10 per Share) in a private transaction. The funds for the acquisition of the 1,900,000 Shares came from the Reporting Person’s personal funds. The source of funds for the acquisition of the remaining Shares was from the Reporting Person’s personal funds.

In consideration of his employment with DS Mexico, the Issuer and the Reporting Person entered into a Performance Agreement dated December 11, 2012 (the “Performance Agreement”), pursuant to which the Reporting Person was entitled to receive Shares with a value of $50,000 per year for five years beginning on the one year anniversary of the Performance Agreement. In addition, pursuant to the Performance Agreement, during the term of the Reporting Person’s employment with DS Mexico, he is entitled to 30% of the net profits of DS Mexico (the “Profit Participation”) on an annual basis. Commencing on the third calendar anniversary of the Performance Agreement, the Issuer has the option of terminating the Profit Participation in consideration of a $500,000 payment to the Reporting Person. In the event of a “Change of Control” of the Issuer during the term of the Reporting Person’s employment with DS Mexico, the Reporting Person has the right to receive a one-time payment of $500,000. A “Change of Control” of the Issuer shall be deemed to have occurred at such time as: (1) any person (as such term is used in Section 13(d) and 14(d) of the Exchange Act) is or becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act of 1934, as amended (the “Exchange Act”), directly or indirectly, of securities of the Issuer representing 80% or more of the combined voting power of the Issuer’s outstanding securities then having the right to vote at elections of directors; (2) any person becomes the beneficial owner, directly or indirectly of, either: (i) 50% of DS Mexico´s outstanding shares or (ii) 30% of DS Mexico´s shares, within a period of one year; (3) the majority of the members of the board of directors of DS Mexico is changed; or (d) 40% of the gross value of DS Mexico´s assets is transferred to an unrelated party.

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The Reporting Person has not received any consideration under the Performance Agreement. Pursuant to the Performance Agreement, the Reporting Person believes he is owed the following amounts from the Issuer: (1) $50,000 in Shares for each of the past five years, for an aggregate amount of 2,650,202 Shares; (2) an aggregate of $355,381.44 for the Profit Participation due over the past five years; and (3) $500,000 as a Change of Control payment in connection with the change of a majority of the board members of DS Mexico on August 5, 2017.

On August 11, 2017, DS Mexico and the Issuer entered into an Addendum to the Stock Purchase and Joint Venture Agreement dated February 7, 2017 (the “Addendum”) pursuant to which, among other things, the Reporting Person paid $500,000 to the Issuer to acquire a 48% interest in DS Mexico. The Reporting Person has not yet received the Shares representing the 48% interest in DS Mexico.

The foregoing summary does not purport to be complete and is qualified in its entirety by the full text of the Share Exchange Agreement, the Performance Agreement and the Addendum, which are filed as exhibits to this Schedule 13D and incorporated herein by reference.

Item 4. Purpose of Transaction

Except as otherwise described elsewhere in this Schedule 13D, the Reporting Person does not have any current plans, proposals or negotiations that relate to or would result in: (i) an extraordinary corporate transaction, merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (ii) a purchase, sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (iii) any material change in the present dividend rate or policy or indebtedness or capitalization of the Issuer; (iv) any change in the present board of directors and management of the Issuer (including any plan or proposal to change the number or term of directors or to fill any existing vacancy on the board or to change any material term of the employment contract of any executive officer), other than the board designation rights as described above; (v) any other material change in the Issuer’s corporate structure or business; (vi) a delisting of the Shares; or (vi) the Shares becoming eligible for termination of registration under the Exchange Act.

The Reporting Person intends to review his investment in the Issuer, its performance and market conditions periodically and consider possible strategies for enhancing value and take such actions with respect to his investment as he deems appropriate in light of the circumstances existing from time to time. Such actions could include, among other things, communication with members of management, the board of directors or other shareholders of or lenders to the Issuer and/or other relevant parties from time to time with respect to operational, strategic, financial or governance matters, including, but not limited to, potential refinancings, recapitalizations, reorganizations, mergers, acquisitions, divestitures, a sale of the Issuer or other corporate transactions, or otherwise working with management and the board of the directors of the Issuer. Such actions could also include additional purchases of Shares in the open market, through private transactions or through tender offers or otherwise, subject to applicable law. Any possible future purchases will depend on many factors, including the market price of the Shares, the Issuer’s business and financial position, and general economic and market conditions. In addition, the Reporting Person may also determine to dispose of the Shares (which may include, but is not limited to, transferring some or all of such securities to his affiliates), in whole or in part, at any time and from time to time, subject to applicable laws, in each case, in open market or private transactions, block sales or otherwise. Any such decision would be based on the Reporting Person’s assessment of a number of different factors, including, without limitation, the business, prospects and affairs of the Issuer, the market for the Shares, the condition of the securities markets, general economic and industry conditions, tax considerations and other opportunities available to the Reporting Person.

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Item 5. Interest in Securities of the Issuer

The responses to Item 3, Item 4 and Item 6 of this Schedule 13D are incorporated herein by reference.

(a) & (b)

The Reporting Person beneficially owns and has sole voting and dispositive power with respect to 2,366,515 Shares, representing approximately 8.5% of the Issuer’s outstanding Shares (based upon 27,937,330 Shares outstanding, which is equal to the 26,037,330 Shares outstanding as of August 14, 2017, as reported in the Issuer’s most recent Quarterly Report on Form 10-Q for the quarter ended June 30, 2017, filed with the Securities and Exchange Commission on August 13, 2017, plus the 1,900,000 Shares issued to the Reporting Person on November 15, 2017).

(c)

Except as described herein, there were no other transactions with respect to Shares effected during the past 60 days by the Reporting Person.

(d)

To the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Person.

(e)

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The responses to Item 3 and Item 4 of this Schedule 13D are incorporated herein by reference.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Exhibit No.

Description

1.

Share Exchange Agreement, dated as of October 31, 2012 (incorporated herein by reference to the Current Report on Form 8-K of the Issuer, filed on January 1, 2015).

2.

Performance Agreement, dated as of December 11, 2012 (incorporated herein by reference to the Current Report on Form 8-K of the Issuer, filed on January 1, 2015).

3.

Addendum to the Stock Purchase and Joint Venture Agreement, dated as of August 11, 2017, by and among DS Healthcare Group, Inc. and EverCare Prohealth Technologies LTD.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Fernando Tamez Gutierrez

Dated: January 8, 2018	By:	/s/ Fernando Tamez Gutierrez
	Name:	Fernando Tamez Gutierrez